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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)*

                 COOLSAVINGS, INC. (F/K/A COOLSAVINGS.COM INC.)
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                                   216485 10 2
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                                 (CUSIP Number)

                              Guy R. Friddell, III
                  Executive Vice President and General Counsel
                          Landmark Communications, Inc.
                             150 W. Brambleton Ave.
                             Norfolk, VA 23510-2075
                                 (757) 446-2035
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  May 19, 2003
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------                                    ---------------------
 CUSIP No. 216485 10 2                13D                   Page 2 of 7 Pages
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     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Landmark Communications, Inc.

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     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                       (b) [_]

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     3  SEC USE ONLY

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     4  SOURCE OF FUNDS

        WC

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     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                           [_]
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     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Virginia

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                 7   SOLE VOTING POWER
   NUMBER OF
                     11,246,882/1/
    SHARES     -----------------------------------------------------------------
                 8   SHARED VOTING POWER
 BENEFICIALLY
                     164,320,757/1/
   OWNED BY    -----------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER
     EACH
                     11,246,882/1/
  REPORTING    -----------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
 PERSON WITH
                     164,320,757
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     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        175,567,639/1/
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     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [_]

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     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        86.2%/2/
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     14 TYPE OF REPORTING PERSON

        CO
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/1/  See Items 3 through 6 of this Statement (as defined below).
/2/ For purposes of Rule 13d-3(d)(1)(i) under the Exchange Act (as defined below), the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 13 million shares of currently outstanding and convertible CoolSavings, Inc. Series C Preferred Stock not owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, and (2) the exercise of 8,826,654 currently outstanding and exercisable options to purchase Common Stock not owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC. If all of such reserved shares of Common Stock were to be issued, Landmark Communications, Inc. would beneficially own 77.8% of the total outstanding Common Stock.

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--------------------------                            --------------------------
CUSIP No. 216485 10 2                 13D             Page 3 of 7 Pages
--------------------------                            --------------------------

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       1  NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Landmark Ventures VII, LLC

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       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [_]

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       3  SEC USE ONLY

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       4  SOURCE OF FUNDS

          WC

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       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                             [_]
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       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

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                    7    SOLE VOTING POWER
   NUMBER OF
    SHARES               0
                 ---------------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER
   OWNED BY
     EACH                164,320,757
                 ---------------------------------------------------------------
   REPORTING        9    SOLE DISPOSITIVE POWER
 PERSON WITH
                         0
                 ---------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         164,320,757/1/
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      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          164,320,757/1/
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      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [_]

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      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          85.3%/2/
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      14  TYPE OF REPORTING PERSON

          OO
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/1/ See Items 3 through 6 of this Statement (as defined below).
/2/ For purposes of Rule 13d-3(d)(1)(i) under the Exchange Act (as defined below), the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 13 million shares of currently outstanding and convertible CoolSavings, Inc. Series C Preferred Stock not owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, (2) the exercise of 8,826,654 currently outstanding and exercisable options to purchase Common Stock not owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, and (3) the exercise by Landmark Communications, Inc. of its right to acquire 11,246,882 shares of Common Stock pursuant to the Warrant (defined infra). If all of such reserved shares of Common Stock were to be issued, Landmark Ventures VII, LLC would beneficially own 72.8% of the total outstanding Common Stock.

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Introductory Note

         This Amendment No. 6 (as defined herein) is being filed by Landmark Communications, Inc. and Landmark Ventures VII, LLC (collectively, the "Reporting Persons") to update the Amended Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement. Please refer to the Amended Statement for a detailed description of the corporate structure and affiliations of the Reporting Persons.

Item 1. Security and Issuer.

         Item 1 is hereby amended by deleting the first two sentences and inserting the following:

         This Amendment No. 6 to Schedule 13D ("Amendment No. 6") relates to shares of Common Stock, with $0.001 par value per share (the "Common Stock"), of CoolSavings, Inc., a Delaware corporation (f/k/a coolsavings.com inc., a Michigan corporation) (the "Issuer"). This amendment amends the initial statement on Schedule 13D filed by the Reporting Persons on August 9, 2001 (the "Initial Statement"), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 30, 2001, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on December 28, 2001, Amendment No. 3 to Schedule 13D filed by the Reporting Persons on April 19, 2002, Amendment No. 4 to Schedule 13D filed by the Reporting Persons on October 31, 2002, and Amendment No. 5 to
Schedule 13D filed by the Reporting Persons on December 20, 2002 (the "Amended Statement" and, collectively with this Amendment No. 6, the "Statement").

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by inserting the following at the end of Item
3:

         On January 1, 2003, a stock dividend in the amount of 1,822,566 shares of Series B Preferred Stock accrued on the outstanding shares of Series B Preferred Stock owned by Ventures. Such "PIK" dividend has been declared by the Board of Directors of the Issuer and paid to Ventures.

         On January 31, 2003, interest accrued and compounded on the loan outstanding under the Amended Loan Agreement and Senior Secured Note in an amount equal to $110,479.72. As a result, pursuant to the terms of the Warrant, the Amended Loan Agreement and the Senior Secured Note, the Issuer issued to Landmark warrants to purchase an additional 220,960 shares of Common Stock.

         On April 1, 2003, a stock dividend in the amount of 3,008,453 shares of Series B Preferred Stock accrued on the outstanding shares of Series B Preferred Stock owned by Ventures. Such "PIK" dividend has been declared by the Board of Directors of the Issuer and paid to Ventures.

         On April 30, 2003, interest accrued and compounded on the loan outstanding under the Amended Loan Agreement and Senior Secured Note in an amount equal to $109,062.16. As a

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result, pursuant to the terms of the Warrant, the Amended Loan Agreement and the
Senior Secured Note, the Issuer issued to Landmark warrants to purchase an additional 218,124 shares of Common Stock.

         Except as otherwise described above, the source of funds for the above transactions was and will be the working capital of the Reporting Persons.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by deleting the second paragraph and inserting the following:

         The Reporting Persons intend to review their investment in the Issuer in light of numerous factors on a continuing basis, the result of which may relate to or result in one or more of the transactions or events set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The factors the Reporting Persons may consider include, without limitation, general market and economic conditions, an on-going analysis of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments. In addition, from time to time and depending on the factors discussed above, the Reporting Persons may acquire additional securities of the Issuer in the open market or in privately negotiated transactions or dispose of some or all of their holdings in the Issuer in the open market or in privately negotiated transactions.

         Although the foregoing reflects potential activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions referred to above or participate in a group that will take any of the actions referred to above.

Item 5.  Interest in Securities of the Issuer.

         Section (a) of Item 5 is hereby amended and restated in its entirety as follows:

         (a) Landmark may be deemed to have beneficial ownership over 175,567,639 shares of Common Stock through its ownership of the Warrant and its ownership of and control over Ventures, which owns 153,431,121 shares of Series B Preferred Stock and 10,889,636 shares of Common Stock.

         If (i) Landmark exercised its right to acquire 11,246,882 shares of Common Stock pursuant to the Warrant, and (ii) Ventures exercised its right to convert its shares of Series B Preferred Stock into 153,431,121 shares of Common Stock, Landmark and Ventures would beneficially own, for the purposes of Rule 13d-3(d)(1)(i) under the Exchange Act, 86.2% and 85.3%, respectively, of the Issuer. These ownership percentages do not take into account shares of Common Stock that have been reserved for issuance upon (1) the conversion of 13 million shares of currently outstanding and convertible Series C Preferred Stock of the Issuer, (2) the exercise of 8,826,654 currently outstanding and exercisable options to purchase Common Stock and (3) in the case of Ventures' ownership percentage, the exercise by Landmark of its right to acquire 11,246,882 shares of Common Stock pursuant to the Warrant. If such reserved shares of

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Common Stock were issued in full, Landmark and Ventures would beneficially own
77.8% and 72.8%, respectively, of the total outstanding Common Stock.

         Except as disclosed in this Item 5(a), as of the date hereof, neither of the Reporting Persons beneficially owns, nor, to the best of their knowledge, do any of their directors or executive officers beneficially own, any shares of Common Stock.

         Section (b) of Item 5 is hereby amended and restated in its entirety as follows:

         Landmark owns a warrant (the "Warrant") which entitles Landmark to purchase 11,246,882 shares of Common Stock from the Issuer. If the Warrant were exercised, Landmark or its transferees would possess the sole power to vote or dispose of such shares of Common Stock. Ventures owns 153,431,121 shares of Series B Preferred Stock and 10,889,636 shares of Common Stock, over which the Reporting Persons may be deemed to share voting and/or dispositive power.

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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 19, 2003                    LANDMARK COMMUNICATIONS, INC.

                                        By: /s/ Guy R. Friddell, III



                                        ________________________________________
                                        Name:  Guy R. Friddell, III
                                        Title: Executive Vice President and
                                               General Counsel



Dated:  May 16, 2003                    LANDMARK VENTURES VII, LLC

                                        By: /s/ Richard A. Fraim



                                        ________________________________________
                                        Name:  Richard A. Fraim
                                        Title: Vice President, Treasurer,
                                               Secretary